U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          FORM 10-SB/A

                        Amendment No. 3

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           BECK & CO.
         (Name of Small Business Issuer in its charter)


            Nevada                          88-0390828
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


           1273 West Glengyle Court, Murray, UT 84123
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (801) 270-5867


Securities to be registered under Section 12(b) of the Act:


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.001

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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

1.   Description of Business                                    3

2.   Management's  Discussion and  Analysis  or  Plan  of       4
     Operations

3.   Description of Properties                                  5

4.   Security Ownership of Certain Beneficial Owners  and       5
     Management

5.   Directors, Executive Officers, Promoters and Control       6
     Persons

6.   Executive Compensation                                     7

7.   Certain Relationships and Related Transactions             7

8.   Legal Proceedings                                          7

9.   Market  for  Common Equity and  Related  Stockholder       7
     Matters

10.  Recent Sales of Unregistered Securities                    7

11.  Description of Securities                                  8

12.  Indemnification of Directors and Officers                  9

13.  Financial Statements                                      10

14.  Changes  in  and  Disagreements with  Accountants  on     10
     Accounting and Financial Disclosure

15.  Financial Statements and Exhibits                         10

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                ITEM 1.  DESCRIPTION OF BUSINESS

History

The Company was formed as a Nevada corporation on April 14, 1998, for the purpose of operating as a specialty jewelry retailer. Immediately following organization of the Company, it issued 1,000,000 shares of its common stock to its officer and director, Larry L. Beck for services rendered to the Company. In April 1998, the Company completed a private offering of 500,000 shares of its common stock as a sales price of $0.001 per share or an aggregate offering of $500. These shares were issued 100,000 shares to Valerie King, 200,000 shares to James Evans, and 200,000 shares to Douglas Madden. In April 1999, the Company completed a private offering of 21,750 shares of its common stock at a sales price of $1.00 per share or an aggregate offering of $21,750. Pursuant to this offering, the Company sold 7,000 shares to two individuals in June 1998 and 14,750 shares to 25 individuals in March 1999.

General

The Company was organized to operate as a specialty retailer of fine jewelry. To date, the Company has sold a limited quantity of jewelry through direct-mail and word of mouth advertising. In August 1999, the Company established a retail jewelry presence on the internet located at www.e-tailjewelry.com. Management intends to focus its resources on developing a dynamic e-commerce Internet presence marketing fine jewelry. Additionally, the Company plans on establishing specialty outlets in small rural communities nationwide, where it can achieve local market dominance. The Company will offer an in-depth selection of fine jewelry and precious and semi-precious gemstones including diamonds, gold, precious and semi-precious jewelry.

The Company plans on opening from 500-800 square foot retail stores in rural communities that convey a pleasant and inviting ambiance. With its retail stores operating in small rural communities, the Company believes that it will not have to contend with the substantial number of competitors located in larger cities and will benefit from word of mouth advertising. In the event the Company is able to find attractive jewelry retail opportunities in larger cities, the Company may also utilize its available resources to exploit such opportunities. Store concepts are expected to be designed around a natural or `new age' theme. As such, special attention will be given to lighting, colors and background music. The use of several cases will allow the Company's customers to have a partial look at merchandise, allowing a well planned sales presentation to commence.

To date, the Company has identified several potential store locations in Elko, Nevada and Salt Lake City, Utah. It is estimated that each store would require approximately $100,000 to open, which includes leasehold improvements, inventory, personnel, legal, marketing and security. The Company would expect to limit its initial capital outlays by seeking to acquire existing stores though seller financing.

Currently, the Company has very little capital to exploit these retail store opportunities. While the Company expects to raise additional funds in the future, there currently are no immediate plans to do so and no assurances that it will be successful in raising additional capital in the future. Accordingly, the Company has decided to focus time and resources to developing its Internet presence for the sale of fine jewelry until such time as the Company has the resources to acquire or open its first retail store.

   The Company's Internet site went online to the public in August 1999 at www.e-tailjewelry.com, and is fully operational. Through its Internet site, customers are able to scroll through a number of photographs and identify appealing jewelry products.
The customer is able to enter information regarding sizes and colors and the ability to purchase the products directly online. The Internet site has the capability to accept Visa, MasterCard, American Express and Discover credit cards online, and provide the customer with a printable order form or telephone their order directly to the Company.

By utilizing the Internet, the Company is able to substantially minimize its costs while having the opportunity to generate sales. The Company is currently operating from the home of its President. It is estimated that minimum operating expenses are

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approximately  $1,000  per  month,  including  the  costs  of  an
Internet service provider, web development, phone, fax, postage, printing, packaging, legal and minimum marketing through word of
mouth,   search  engines,  discussion  groups,  chat  rooms   and
classified advertising.

The Company expects that it will periodically modify the web site to expand and modify product offerings. Web site changes may also be made to improve efficiency and ease of customer use. The Company uses, as needed, the services of an unrelated web site development and design firm based in Salt Lake City, UT to modify and improve its web site from time to time.

As is the case with nearly all web sites, the Company's web site may, from time to time, experience periods of inaccessibility due to technical problems with the Internet service provider. The Company's Internet service provider is Big Planet located in Salt Lake City, UT. The Company believes its Internet service provider has adequate bandwidth and technology to manage the Company's operations for the foreseeable future.

To date, the Company's only source of marketing has been through small direct mailings and word of mouth. To further market the Company's Internet operations, it intends on utilizing search engines, discussion groups, chat rooms, banner advertising and print classified advertising in magazines and newspapers. The Company anticipates as resources become available, to expand its advertising to include radio and cable television. The marketing for its specialty retail stores is expected to be through the use of direct mail, billboard, radio and television advertising.

The Company does not manufacture its merchandise. It anticipates purchasing substantially its entire inventory directly from third party manufacturers and cutters located in the United States and abroad. Currently, the Company does not have any contractual agreements with vendors for its merchandise. The Company is working with approximately five different suppliers for its jewelry products who require payment for orders upon delivery or within 30 days and is on a transaction by transaction basis. Eventually, the Company anticipates the use of formal supplier contracts as order sizes increase. The Company anticipates that vendors will commit merchandise on a consignment basis, eliminating the need to purchase inventory until it is sold. The Company also anticipates having arrangements with subcontractors to finish and set stones in order to keep costs down.

The Company does not currently have sophisticated inventory control systems due to its limited inventory. Inventory control systems currently in use are off the shelf software programs. The Company anticipates that it will utilize a centrally managed inventory control system in the future as inventory will be maintained at multiple locations. The computer systems will also assist in direct mailings, and facilitate future add on sales by customers. The Company will maintain a database of its customers buying habits, birthdays, anniversaries and other special occasions and be able to direct target-mailing offerings add on merchandise.



   Products are shipped by the Company or directly from the manufacturer at no charge to the customer for standard delivery service by US Postal service or UPS. The Company does charge the customer for overnight or 2-day delivery service throught the US Postal service, UPS
DHL  or Federal Express.   It  is  the  Company's practice  to insure
shipments against loss, theft or damage, in the full amount of each order. In the Company's experience, it takes approximately seven working days from date of order for the product to be delivered by standard delivery. Returns are accepted by the Company if made within seven days after receipt by the customer.

Governmental Regulation

There is no significant government regulation of the Company's operations.

Competition

The Company will be involved in intense competition with other local jewelry outlets as well as mail order companies and other Internet sites. Such competing companies have lengthier experience as jewelry retailers, along with greater financial and other resources than the Company. Additionally, the Company will compete, to a limited extent, with out of state jewelry outlets to the extent that customers choose to purchase products in larger cities. There is no assurance that the Company will be able to respond to competitive pressures.

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Employees

The Company is a development stage company and currently has no employees, except its executive officers. Management of the Company expects to use consultants, attorneys, and accountants as necessary. The need for full-time employees and their availability will be determined on an as needed basis.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                           OPERATIONS

Results of Operations

Quarterly Periods Ended September 30, 1999 and 1998.

The Company had net sales of $6,578 and $1,156 in the three months ended September 30, 1999 and 1998, respectively. Cost of Sales was $4,736 during the three-month period ended September 30, 1999 and $793 for the three months ended September 30, 1998.

Operating expenses in the three months ended September 30, 1999 and 1998, consisted of general corporate administration, legal and professional expenses, advertising, salaries, and accounting and auditing costs. These expenses were $12,916 for the three months ended September 30, 1999 and $14,813 for the three months ended September 30, 1998.

As a result of the foregoing factors, the Company realized a net loss of $11,136 for the three months ended September 30, 1999, and a net loss of $14,450 for the three months ended September
30, 1998. Management expects losses will continue unless and until the Company's Internet site generates sufficient additional sales to offset operating expenses.

Year Ended June 30, 1999

The Company was formed on April 14, 1998, so management does not believe a comparison of the period from inception to June 30, 1998 and the year ended June 30, 1999 is meaningful.

For the year ended June 30, 1999, the Company had net sales of $34,673. Cost of Sales was $29,801, resulting in a gross margin of $4,872. Sales are attributable primarily to word of mouth and direct mail advertising, prior to the Company's Internet site becoming available in August 1999. Management expects net sales to increase in fiscal year 2000 as the Internet site becomes established.

Operating expenses during the year ended June 30, 1999, in the amount of $56,142 consisted of general corporate administration, legal and professional expenses, advertising, salaries, and accounting and auditing costs. Advertising and office expense were substantially higher in 1999 because expenses were incurred in connection with the development of the Company's jewelry business and the Internet site that became operational in August 1999. Legal expenses were substantially higher in 1999 because of the costs associated with the Company's filing to become a reporting company under the Securities Exchange Act of 1934.

As a result of the foregoing factors, the Company realized a net loss of $51,332 for the year ended June 30, 1999. Management expects losses will continue unless and until the Company's Internet site generates sufficient additional sales to offset operating expenses.

Liquidity and Capital Resources

At  September   30, 1999, the Company had  a  working  capital
deficit of $5,737 as compared to working capital of $6,209 at June 30, 1999. The working capital deficit resulted primarily from accrued salaries payable to the Company's president, Larry Beck, which he has elected to defer until such time as the Company has sufficient cash flow from operations to pay the salaries and cover other expenses of operation. The Company's capital was obtained from loans totaling $2,500 to the Company from Park Street Investments, a stockholder of the Company, and

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sale of 21,750 shares of common stock resulting in gross proceeds to the Company of $21,750.  This sale was conducted pursuant to a
private  offering by the Company completed in  March  1999.   The
Company  intends  to  apply  its  available  capital  to   paying
administrative costs and marketing the Company's jewelry products through its website. Since the president of the Company has agreed to defer payment of his salary until such time as cash flow can cover the salary and operating expenses, the Company estimates that its available capital funds genrated from product sales will cover the Company's operating expenses for the remainder of the fiscal year ending June 30, 2000, after which the Company intends to rely on revenue generated from sale of its jewelry products to fund operations, including the Company's plan
to  establish  retail  locations in  rural  communities.   It  is
estimated, that the minimum operating expenses are approximately $1,000 per month, which include the cost of an Internet service provider, web development, telephone, fax, postage, printing, packaging, legal and minimal marketing. If the Company is unable
to   generate  sufficient  revenue  to  support  and  expand  its
operations,  it  may need to seek debt or equity financing.   The
Company has not identified any potential sources of debt or equity financing and can not predict whether any such financing will be available to the Company should it be needed on terms acceptable to the Company. In addition, the Company's President and majority shareholder, Larry Beck, has expressed a desire to utilize personal resources to fund operations. However, there is no contractual obligation to do so.

               ITEM 3.  DESCRIPTION OF PROPERTIES

The Company is currently operating from a home office of its President, Larry Beck, in Sandy, Utah, under a lease that provides for a monthly lease rate of $100, which was prepaid to the end of June 1999 through the issuance of common stock of the Company to Mr. Beck and will be paid after June 1999 only out of annual cash flow of the Company in excess of $50,000. In the event Internet operations grow to where the Company is required to hire employees, the Company will operate its Internet operations from a future retail specialty store preferably in a rural community such as Elko, Nevada, where the Company has identified several potential locations. The Company may also operate from a retail location in Salt Lake City or Sandy, Utah if it is able to secure a lease on favorable terms.

ITEM  4.   SECURITY  OWNERSHIP OF CERTAIN BENEFICIAL  OWNERS  AND
MANAGEMENT

The following table sets forth as of November 30, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

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                                           Common     Percent
                                           Shares        of
                                                       Class
Name and Address

Larry L. Beck (1)                         1,000,000     65.7
7865 South Citori Drive
Building B, No. 206
Sandy, UT  84070

James P. Evans (2)                         200,000      13.1
P.O. Box 935
Wells, Nevada 89835

Valerie King (2)                           100,000      6.6
148 Cascade Drive
Sp. Creek, Nevada 89815

Douglas E. Madden                          200,000      13.1
444 Elm street
Elko, Nevada 89801

All Executive officers and Directors      1,000,000     65.7
  as a Group (1 person)

(1)  Mr. Beck is the sole officer and director of the Company.

(2) These persons are husband and wife, so the shares held by each may be deemed under the control of both.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name                Age  Positions (1)                   Since

Larry L. Beck       46   President, Secretary,   1998
                         Treasurer and Director

Board of Directors of the corporation shall consist of at least one (1) but no more than seven (7) persons, who shall be elected at the annual meeting of the shareholders of the corporation and who shall hold office for one (1) year or until their successors are elected and qualify.

The following is information on the business experience of each director and officer.

Larry L. Beck is the founder of the Company and has served as President, Secretary, Treasurer and Director since its incorporation in April 1998. Mr. Beck has over 20 years experience in various aspects of the retail jewelry business including purchasing, merchandising, appraising, managing and restructuring. From March 1996 through December 1997, Mr. Beck was involved in sales and jewelry appraising for Fortier Jewelers, a chain of jewelry stores in Utah. From September 1994 through February 1996 Mr. Beck managed the Shane Company, a wholesale jewelry store in Utah. Mr. Beck helped open the first store and participated in its growth to over $3,000,000 in sales.

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

From  April 1993 to September 1994 Mr. Beck was a consultant  for
Silverman Retail Consultants, a consulting firm that assisted distressed retailers in the area of closeouts, bankruptcies, acquisitions and marketing.

                 ITEM 6.  EXECUTIVE COMPENSATION

The Company's president, Larry Beck, is compensated under an employemnt agreement dated April 15, 1998, which provides for a base salary of $3,000 per month that is increased as the annual revenues of the Company exceed $500,000. Mr. Beck's compensation through the end of June 1999 was paid by the issuance to him of common stock of the Company. After June 1999, Mr. Beck's salary is accrued and payment deferred until the Company's annual net income equals or exceeds $50,000.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A  stockholder of the Company, Park Street Investments, loaned
$2,500  to  the  Company  on April 1, 1999,  to  cover  operating
expenses.   The loan bears interest at the rate of 10% per  annum
and is payable in full on March 31, 2000.

                   ITEM 8.  LEGAL PROCEEDINGS

The  Company  is  not  a  party  to any  material  pending  legal
proceedings,  and  to  the  best  of  its  knowledge,   no   such
proceedings by or against the Company have been threatened.

 ITEM 9.  MARKET FOR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

There is no established trading market for the Company's common stock. The Company has no outstanding options or warrants to purchase, or securities convertible into, common equity.

Of the 1,521,750 shares of common stock outstanding, 1,500,000 shares ("Control Shares"), are held by officers, directors, and 10% stockholders of the Company, and are subject to restrictions on resale under Rule 144 promulgated under the Securities Act of 1933. Control Shares may be sold subject to complying with all of the terms and conditions of Rule 144, except the one-year holding period which has been satisfied.

Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

At May 21, 1999, there were approximately 31 holders of record of the Company's Common Stock.

        ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Immediately following organization of the Company in April 1998, it issued 1,000,000 shares of its common stock to its sole officer and director as compensation and prepayment of office lease expenses. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The shares were offered and sold in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933.

In connection with for formation of the Company, it issued on April 14, 1998, 500,000 shares of common stock at a price of $0.001 per share or a total of $500. The shares were sold in reliance on Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering was completed on or about June 1, 1998, with all offered shares sold at a gross purchase price of $500. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The purchasers of the shares are as follows:

James P. Evans                                    200,000 shares
Valerie King                                      100,000 shares
Douglas E. Madden                                 200,000 shares

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On  June  1,  1998, the Company commenced a placement of  100,000 shares of common stock at a price of $1.00 per share in reliance on Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering was completed on or about April 2, 1999, with 21,750 shares sold at a gross purchase price of $21,750. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The purchasers of the shares, the number of shares and the month of sale are as follows:

John Banas                               March 1999     500 shares
Gordon E. Beckstead                      March 1999     500 shares
John Bradley                             March 1999     500 shares
Stephen Bushansky                         June 1998   2,000 shares
Bill M. Conrad                           March 1999     500 shares
John K. Delisa, Jr.                      March 1999     500 shares
Elvena Inc.                               June 1998   5,000 shares
Jeffrey Falke                            March 1999     150 shares
William Falke                            March 1999     150 shares
Debra Gellar                             March 1999   1,000 shares
Eugene Gellar                            March 1999   1,000 shares
Douglas J. and Donna K. Kilmas           March 1999     500 shares
Kuno Laren                               March 1999     500 shares
Michael A. Linsky                        March 1999     500 shares
John B. Lowy                             March 1999     200 shares
Debra A. Marsalisi                       March 1999     500 shares
Fay M. Matsukage                         March 1999     500 shares
Raymond E. and Tamara D. McElhaney       March 1999     500 shares
OMI Trust                                March 1999     750 shares
Steven and Tracie Pollack                March 1999     750 shares
Tracie Pollack                           March 1999     750 shares
Barry Potter                             March 1999     500 shares
Stephen Richards                         March 1999   2,000 shares
Andrew D. Russ                           March 1999     500 shares
Hal Schoenfeld                           March 1999     500 shares
Charlie Trench                           March 1999     500 shares
Michael L. Valo                          March 1999     500 shares

               ITEM 11.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of common stock, par value $0.001 per share, of which 1,521,750 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.001, none of which are issued and
outstanding.  The Company currently has no plans to issue any
preferred stock.   The Board of Directors is authorized to

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classify any shares of its authorized but unissued preferred stock as preferred stock in one or more series. With respect to each series, the Board of Directors shall determine the number of shares which shall constitute such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company.; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Company of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of the Company of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company, or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of the Articles of Incorporation. The availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company not approved by the Board of Directors.

       ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada Revised Statutes provides in relevant part as follows:

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

The Company's articles of incorporation provide that no director or officer of the Company shall be personally liable to the Company to the extent provided in the Nevada Revised Statutes. The Nevada Revised Statutes provide that no officer or director of a corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such officer or director, except for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payments of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

                  ITEM 13. FINANCIAL STATEMENTS

     The financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

   ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants since the Company's organization.

           ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

See the Indices to Financial Statements at pages F-1 and F-6.

Exhibits

Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibit    SEC Ref.    Title of Document                         Location
 No.       No.

  1        (2)         Articles of Incorporation, as amended(1)  Fm 10-SB
                                                                 Page E-1

  2        (2)         By-Laws (1)                               Fm 10-SB
                                                                 Page E-3

  3        (3)        Specimen of Common Stock Certificate       Am. No.1
                                                                 Page E-1

  4        (10)       Employment Agreement with Larry Beck       Am. No.2
                                                                 Page E-1

  5        (10)       Lease Agreement                            Am. No.2
                                                                 Page E-5

  6         N/A       Financial Data Schedules                   (2)

(1) These exhibits are incorporated herein by this reference to the Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on July 6, 1999, the first amendment thereto filed September 7, 1999, and the second amendment thereto filed January 18, 2000. References to "FM 10- SB" are to the initial filing, and references to "Am No. 1" and "Am.No.2" are to the first and second amendments, respectively.

(2)  The  Financial  Data  Schedule  is  presented  only  in  the
     electronic   filing   with  the  Securities   and   Exchange
     Commission made under Amendment No. 2 to this Registration statement on January 18, 2000.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   BECK & CO.


Date:  February 10, 2000           By:  /s/  Larry  L. Beck, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: February 10, 2000          /s/ Larry L. Beck, Director

                           BECK & CO.
                  (A Development Stage Company)

                      FINANCIAL STATEMENTS

                       September 30, 1999


     Balance Sheets - September 30, 1999 (unaudited)      F-2
     And June 30, 1999

    Statements of Operations - Three Months
    Ended September 30, 1999 and 1998, and
    Inception to September 30, 1999 (unaudited)           F-3

    Statements of Cash Flows - Three Months
    Ended September 30, 1999 and 1998,
    and Inception to September 30, 1999(unaudited)        F-4

    Notes to Consolidated Financial Statements            F-5

                           BECK & CO.
                  (A Development Stage Company)
                         Balance Sheets

                             ASSETS

                                                  September 30,      June 30,
                                                      1999             1999
                                                   (Unaudited)
CURRENT ASSETS

 Cash                                             $   7,585          $  10,191
 Inventory                                            2,604              2,277

  Total Current Assets                               10,189             12,468

FIXED ASSETS

 Furniture and equipment - net                        3,137              2,327

  Total Fixed Assets                                  3,137              2,327

  TOTAL ASSETS                                   $   13,326          $  14,795

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

 Accounts payable - related party               $    1,746           $   1,746
 Allowance for bad debt and returns                  2,256               1,951
 Note payable - related party                        2,500               2,500
 Accrued interest - related par ty                     124                  62
 Accrued salaries                                    9,300                   -

  Total Current Liabilities                         15,926               6,259

STOCKHOLDERS' EQUITY

 Preferred stock, $0.001 par value: 5,000,000
  shares authorized;-0- and -0- shares issued and
  outstanding, respectively                             -                   -
 Common stock, $0.001 par value: 20,000,000
  shares authorized; 1,521,750 shares issued and
  outstanding                                       1,522                1,522
 Additional paid-in capital                        66,678               66,678
 Deficit accumulated during the development stage (70,800)             (59,664)

  Total Stockholders' Equity (Deficit)             (2,600)               8,536

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
    (DEFICIT)                                   $   13,326          $   14,795



The accompanying notes are an integral part of these financial statements.

                             F-2
                           BECK & CO.
                  (A Development Stage Company)
                    Statements of Operations
                           (Unaudited)

                                                                       From
                                                                  Inception on
                                        For the                     April 14,
                                    Three Months Ended            1998 Through
                                        September 30,             September 30,
                                   1999              1998             1999

NET SALES                      $   6,578         $  1,156            $  45,052

COST OF SALES                      4,736              793               37,284

GROSS PROFIT                       1,842              363                7,768

EXPENSES

 General and administrative       3,453             5,596               23,334
 Bad debt and return expense        305               217                2,256
 Depreciation expense               158                 -                  354
 Officer's salary                 9,000             9,000               52,500

  Total Expenses                 12,916            14,813               78,444

OTHER (EXPENSES)

 Interest expense                   (62)                -                 (124)

  Total Other (Expenses)            (62)                -                 (124)

NET LOSS                      $ (11,136)        $ (14,450)           $ (70,800)

BASIC (LOSS) PER SHARE        $   (0.01)        $   (0.01)

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING          1,521,750         1,507,000


The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
                    Statements of Cash Flows
                           (Unaudited)


                                                                       From
                                                                  Inception on
                                                   For the           April 14,
                                              Three Months Ended   1998 Through
                                                September 30,     September 30,
                                              1999         1998         1999
CASH FLOWS FROM OPERATING
 ACTIVITIES

 Net (loss)                                 $(11,136)    $(14,450)   $ (70,800)
 Adjustments to reconcile net loss to net
  cash used by operating activities:
  Common stock issued for services                 -            -       45,950
  Increase allowance for bad debt and
    returns                                      305            -        2,256
  Depreciation expense                           158            -          354
  Increase in accounts payable and accrued
    expenses                                   9,362        9,444       13,670
  (Increase) in inventories                     (327)        (722)      (2,604)

   Net Cash (Used) Provided by Operating
    Activities                                (1,638)      (5,728)     (11,174)

CASH FLOWS FROM INVESTING
 ACTIVITIES

 Furniture and equipment                        (968)           -       (3,491)

   Net Cash Used by Investing Activities        (968)           -       (3,491)

CASH FLOWS FROM FINANCING
 ACTIVITIES

 Common stock issued for cash                      -            -       22,250

   Net Cash Provided by Financing
    Activities                                     -            -       22,250

NET INCREASE (DECREASE) IN CASH               (2,606)      (5,728)       7,585

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                          10,191        9,525            -

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                              $  7,585     $  3,797     $  7,585

CASH PAID DURING THE YEAR FOR:

 Interest                                   $      -     $      -     $      -
 Income taxes                               $      -     $      -     $      -

The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
                Notes to the Financial Statements
              September 30, 1999 and June 30, 1999


NOTE 1 -                      CONDENSED FINANCIAL STATEMENTS

       The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and 1998 and for all periods presented have been made.

       Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's June 30, 1999 audited financial statements. The results of operations for periods ended September 30, 1999 and 1998 are not necessarily indicative of the operating results for the full years.

NOTE 2 -                      GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company's President has, therefore, committed to meeting its minimal operating expenses for a period of at least 12 months.

                           BECK & CO.
                  (A Development Stage Company)

                      FINANCIAL STATEMENTS

                     June 30, 1999 and 1998



          Independent Auditors' Report                  F-7

          Balance Sheet - June 30, 1999                 F-8

          Statements of Operations - Year
          Ended June 30, 1999, Inception to
          June 30, 1998, and                            F-9
          Inception to June 30, 1999

          Statements of Stockholders' Equity - Year
          Ended June 30, 1999, Inception to
          June 30, 1998, and                           F-10
          Inception to June 30, 1999

          Statements of Cash Flows - Year
          Ended June 30, 1999, Inception to
          June 30, 1998, and                           F-11
          Inception to June 30, 1999

          Notes     to    Consolidated    Financial    F-12
          Statements

                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Beck & Co.
(A Development Stage Company)
Sandy, Utah


We have audited the accompanying balance sheet of Beck & Co. (a development stage company) as of June 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the year ended June 30, 1999, from inception on April 14, 1998 through June 30, 1998 and from inception on April 14, 1998 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beck & Co. (a development stage company) as of June 30, 1999 and the results of its operations and its cash flows for the year ended June 30, 1999, from inception on April 14, 1998 through June 30, 1998, and from inception on April 14, 1998 through June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.


Jones, Jensen & Company
Salt Lake City, Utah
November 22, 1999

                           BECK & CO.
                  (A Development Stage Company)
                          Balance Sheet


                             ASSETS

                                                     June 30,
                                                        1999

CURRENT ASSETS

 Cash                                               $   10,191
 Inventory                                               2,277

  Total Current Assets                                  12,468

FIXED ASSETS

 Furniture and equipment - net (Note 6)                  2,327

  Total Fixed Assets                                     2,327

  TOTAL ASSETS                                      $   14,795


              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

 Accounts payable - related party (Note 4)          $    1,746
 Allowance for bad debt and returns (Note 2)             1,951
 Note payable - related party (Note 5)                   2,500
 Accrued interest                                           62

  Total Current Liabilities                              6,259

STOCKHOLDERS' EQUITY

 Preferred stock, $0.001 par value:
   5,000,000 shares authorized; -0-
   shares issued and outstanding                             -
 Common stock, $0.001 par value: 20,000,000
   shares authorized; 1,521,750 shares issued
   and outstanding                                       1,522
 Additional paid-in capital                             66,678
 Deficit accumulated during the development stage      (59,664)

  Total Stockholders' Equity                             8,536

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $   14,795


The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
                    Statements of Operations

                                   For the
                                    Year            From Inception on
                                    Ended        April 14, 1998 Through
                                   June 30,              June 30,
                                     1999            1998         1999

NET SALES                         $ 34,673        $  3,801     $ 38,474

COST OF SALES                       29,801           2,747       32,548

GROSS MARGIN                         4,872           1,054        5,926

EXPENSES

  General and administrative        18,214           1,669       19,883
  Bad debt and return expense        1,734             217        1,951
  Depreciation expense                 194               -          194
  Officer's salary                  36,000           7,500       43,500

    Total Expenses                  56,142           9,386       65,528

LOSS FROM OPERATIONS               (51,270)         (8,332)     (59,602)

OTHER (EXPENSES)

  Interest expense                     (62)              -          (62)

    Total Other (Expenses)             (62)              -          (62)

NET LOSS                          $(51,332)       $ (8,332)    $(59,664)

BASIC (LOSS) PER SHARE            $  (0.03)       $  (0.00)

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING             1,510,677       1,496,143


The accompanying notes are an integral part of these financial statements.

                         BECK & COMPANY
                  (A Development Stage Company)
               Statements of Stockholders' Equity
     From Inception on April 14, 1998 Through June 30, 1999

                                                                                               Deficit
                                                                                             Accumulated
                                                                  Additional                 During the
                                           Common Stock            Paid-In     Subscription  Development
                                        Shares      Amount         Capital      Receivable      Stage
Balance at inception on
 April 14, 1998                               -    $      -       $       -     $      -     $       -

Issuance of common stock
 for services at $0.045 per share     1,000,000       1,000          44,950      (37,200)            -

Issuance of common stock
  for cash at $0.001 per share          500,000         500               -            -             -

Issuance of common stock
  for cash at $1.00 per share             7,000           7           6,993            -             -

Net loss from inception on
 April 14, 1998 through
 June 30, 1998                                -           -               -            -        (8,332)

Balance, June 30, 1998                1,507,000       1,507          51,943      (37,200)       (8,332)

Issuance of common stock
  for cash at $1.00 per share            14,750          15          14,735            -             -

Receipt of stock subscription                 -           -               -       37,200             -

Net loss for the year ended
 June 30, 1999                                -           -               -            -       (51,332)

Balance, June 30, 1999                1,521,750    $  1,522       $  66,678     $      -     $ (59,664)

The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
                    Statements of Cash Flows

                                            For the
                                             Year          From Inception on
                                             Ended       April 14, 1998 Through
                                            June 30,            June 30,
                                             1999         1998           1999

CASH FLOWS FROM OPERATING
 ACTIVITIES

 Net (loss)                               $ (51,332)    $ (8,332)     $(59,664)
 Adjustments to reconcile net loss to net
  cash used by operating activities:
   Common stock issued for services          37,200        8,750        45,950
  Increase allowance for bad debt and
    returns                                   1,734          217         1,951
  Depreciation expense                          194            -           194
 Changes in operating assets and liabilities:
  Increase in accounts payable and accrued
    expenses                                 2,819         1,489         4,308
  (Increase) in inventories                 (2,178)          (99)       (2,277)

   Net Cash (Used) Provided by Operating
       Activities                          (11,563)        2,025        (9,538)

CASH FLOWS FROM INVESTING
 ACTIVITIES

 Furniture and equipment                    (2,521)            -        (2,521)

   Net Cash Used by Investing Activities    (2,521)            -        (2,521)

CASH FLOWS FROM FINANCING
 ACTIVITIES

 Common stock issued for cash               14,750         7,500        22,250

   Net Cash Provided by Financing
        Activities                          14,750         7,500        22,250

NET INCREASE (DECREASE) IN CASH                666         9,525        10,191

CASH AND CASH EQUIVALENTS AT
    BEGINNING  OF  PERIOD                    9,525             -             -

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                          $  10,191      $  9,525      $ 10,191

CASH PAID DURING THE YEAR FOR:

 Interest                                $       -      $      -      $      -
 Income taxes                            $       -      $      -      $      -

The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
                Notes to the Financial Statements
                     June 30, 1999 and 1998


NOTE 1 - NATURE OF ORGANIZATION

       The financial statements presented are those of Beck & Co. (the Company). The Company was organized under the laws of the State of Nevada on April 14, 1998. The Company was organized for the purpose of offering mail order and Internet retail jewelry sales.

NOTE  2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Accounting Method

       The financial statements are prepared using the accrual method of accounting.

       b.  Provision for Taxes

       At June 30, 1999, the company has net operating loss carryforwards of approximately $60,000 that may be offset against future taxable income through 2015. No tax benefit has been reported in the financial statements because the Company believes there is a greater than 50% chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

       c.  Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       d.  Cash and Cash Equivalents

       The Company considers all highly liquid investment with a maturity of three months or less when purchased to be cash equivalents.

       e.  Basic Loss Per Share

       The  computation of basic loss per share of  common  stock
       is   based  on  the  weighted  average  number  of  shares
       outstanding   during   the   period   of   the   financial
       statements.

                           BECK & CO.
                  (A Development Stage Company)
                Notes to the Financial Statements
                     June 30, 1999 and 1998


NOTE  2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

       f.  Revenue Recognition

       Revenue is recognized upon shipment of goods to the customer. The Company ships the products to the customer by overnight courier. The Company normally pays postage which is charged to cost of goods at time the order is shipped. Orders will sometimes carry insurance in case of loss, theft or damage - depending on individual needs. Orders should be received by the customer within seven working days from date of order. Returns are acceptable within seven days after receipt without charge. Custom pieces and platinum items will require a 15% re-stocking fee. Depending on the size, product ordered, and whether the order is standard or custom, the Company will either have the product shipped directly from the manufacturer or wholesaler, or the Company will ship the product from the Company's offices.

       In circumstances where the Company sells products on consignment, or where product is drop shipped, the Company only recognizes its markup or commission as revenue. In circumstances where the Company purchases the product and holds it as inventory, the Company recognizes revenue on the sales price.

       Currently, the Company has not experienced any returns or bad debts and, therefore, cannot accurately predict the amounts it will experience. Internet commerce is a new area for all companies, and, therefore, industry standards are not clearly defined. The Company is, therefore, charging 5% against revenues as an allowance for returns and bad debt which it believes is typical of companies in the retail jewelry business.

       g.  Inventory

       Inventory consists of finished goods valued at the lower of cost or fair market value, accounted for on a first-in-first-out basis.

       h.  Paid-in Capital

       The   Company   recorded  $45,950  for  the  issuance   of
       1,000,000 shares which were issued to the President in April 1998. This represents fair market value of the services performed by the President from inception through June 30, 1999. Services from inception through June 30, 1998 of $8,750 include incorporation expenses of $1,000, 2.5 months of salary at $3,000 per month and 2.5 months of use of office space at $100 per month. Services from July 1, 1998 through June 30, 1999 of $37,200 include 12 months of salary at $3,000 per month and 12 months of use of office space at $100 per month. No other Company expenses have been paid on behalf of the registrant, its shareholders or other affiliates during the period presented.

                           BECK & CO.
                  (A Development Stage Company)
                Notes to the Financial Statements
                     June 30, 1999 and 1998


NOTE 3 - GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company's President has, therefore, committed to meeting its minimal operating expenses for a period of at least 12 months.

NOTE 4 - ACCOUNTS PAYABLE - RELATED PARTY

       As  of  June  30,  1999  and 1998, the  Company  owed  its
       President $1,746 and $1,489, respectively, for product the President purchased on behalf of the Company using an personal credit card.

NOTE 5 - NOTE PAYABLE - RELATED PARTY

       As  of  June  30,  1999 and 1998, the  Company  owed  Park
       Street  Investments  $2,500 and $-0-,  respectively.   The
       note is due on March 31, 2000 and accrues interest at  10%
       per annum beginning April 1, 1999.

NOTE 6 - PROPERTY AND EQUIPMENT

       Furniture  and  equipment are depreciated at  the  end  of each period using the straight-lien method of depreciation. Computer equipment is depreciated over 3 years and furniture and other equipment is depreciated over 7 years with no salvage value.

                 Furniture and equipment            $    1,370
                 Computers                               1,151
                 Less: accumulated depreciation           (194)

                 Total Property and Equipment       $    2,327

       Depreciation expense for the year ended June 30, 1999 was $194.